Exhibit 2.1

AMENDMENT
TO SHARE PURCHASE AGREEMENT*

* Schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Inpixon hereby undertakes to furnish copies of such omitted materials supplementally upon request by the SEC.

This AMENDMENT TO SHARE PURCHASE AGREEMENT (this “Amendment”) is dated as of August 8, 2019 and amends the share purchase agreement (the “Purchase Agreement”), dated as of July 9, 2019, by and among Inpixon, a Nevada corporation (“Parent”), Inpixon Canada, Inc., a British Columbia corporation and wholly-owned subsidiary of Parent (“Purchaser”), Chris Wiegand in his capacity as Vendors’ Representative, any other shareholder who subsequently signs an adoption agreement (the “Vendors”), and Jibestream Inc. (“Corporation”). All capitalized terms that are used and not defined elsewhere in this Amendment shall have the respective meanings assigned thereto in the Purchase Agreement.

WHEREAS, pursuant to Section 10.10 of the Purchase Agreement, Purchaser, Parent, Corporation and Vendors’ Representative have the authority to amend certain provisions of the Purchase Agreement without further consent of third parties; and

WHEREAS, Purchaser, Parent, Corporation and Vendors’ Representative have agreed that it is in the best interests of the parties to amend the terms of the Purchase Agreement to reflect the changes set forth in this Amendment.

NOW, THEREFORE, Purchaser, Parent, the Corporation and Vendors’ Representative hereby agree as follows:

1. Amendments to Purchase Agreement. The Purchase Agreement is hereby amended as follows, all as set forth in further detail in Appendix I hereto:

(a)	Section 1.1 of the Purchase Agreement is hereby amended to modify the definitions of “Final Release Date”, “Financing”, “Holdback Balance”, “Indebtedness”, “Parent Share Price”, “Pending Claim”, “Pro Rata Portion” and “Release Date” and add the terms “Excess Shares”, “Exchange Rate”, “Holdback Legend”, “Nasdaq Cap” and “Parent Note” as set forth in Appendix I;

(b)	Section 2.2 of the Purchase Agreement is hereby amended as set forth in Appendix I;

(c)	Section 2.4 of the Purchase Agreement is hereby amended as set forth in Appendix I;

(d)	Section 2.6 of the Purchase Agreement is hereby amended as set forth in Appendix I;

(e)	in accordance with Section 2.8 of the Purchase Agreement, Exhibit A to the Purchase Agreement is hereby amended to reflect the list of Vendors and Purchase Price Allocation as of the Closing Date, as set forth in Appendix I and

(f)	Section 6.15 of the Purchase Agreement is hereby amended as set forth in Appendix I.

(g)	Section 7.1(e) of the Purchase Agreement is hereby amended as set forth in Appendix I.

2. Amendments to Corporation Disclosure Schedules. The Corporation Disclosure Schedules are hereby amended as follows, all as set forth in further detail in Appendix II hereto:

(a)	Section 3.2(a)-(2) to the Corporation Disclosure Schedules is hereby amended to reflect the capitalization of the Corporation as of the Closing Date, as set forth in Appendix II;

(b)	Section 3.8 to the Corporation Disclosure Schedules is hereby amended to reflect developments with respect to the Discover.org Matter and the updated termination and notice entitlement of Chris Wiegand, as set forth in Appendix II;

(c)	Section 3.24(a) to the Corporation Disclosure Schedules is hereby amended to reflect the updated termination and notice entitlement of Chris Wiegand, as set forth in Appendix II; and

(d)	Section 3.38 to the Corporation Disclosure Schedules is hereby amended to reflect the Indebtedness of the Corporation as of the Closing Date, as set forth in Appendix II.

3. Vendor Disclosure Schedules. The Purchase Agreement is hereby amended to include the Vendor Disclosure Schedules, as set forth in Appendix III hereto.

4. Ratification; No Other Amendment. This Amendment hereby amends the Purchase Agreement effective as of the date hereof and is deemed to form a part thereof, mutatis mutandis. The Purchase Agreement is hereby ratified and confirmed in all respects, and all other terms and conditions of the Purchase Agreement, including without limitation the representations, warranties, covenants and agreements of the respective parties, shall remain in full force and effect without other or further amendment or modification. On and after the date of this Amendment, any reference to “this Agreement” in the Purchase Agreement and in any other agreements will mean the Purchase Agreement, as amended by this Amendment. In the event of any conflict between the terms and conditions of this Amendment, and terms and conditions of the Purchase Agreement, the terms and conditions of this Amendment shall prevail to the extent of the inconsistency.

5. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Amendment delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

6. Governing Law. This Amendment shall be governed by and construed in accordance with the Laws of the province of British Columbia and the federal Laws of Canada applicable therein. Any Action arising out of or based upon this Amendment, the other Transaction Documents or the transactions contemplated hereby or thereby may be brought in the courts of the province of British Columbia, and each party irrevocably submits and agrees to attorn to the exclusive jurisdiction of that court in any such action. The parties irrevocably and unconditionally waive any objection to the venue of any action or proceeding in that court and irrevocably waive and agree not to plead or claim in that court that such action has been brought in an inconvenient forum

7. Termination. The parties agree that if, for any reason, the Purchase Agreement is terminated in accordance with its terms prior to closing of the transactions contemplated thereunder, this Amendment will also terminate and be of no further force or effect.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to Purchase Agreement effective as of the date first above written.

INPIXON CANADA, INC.

By:	/s/ Nadir Ali
Name: Nadir Ali
Title: Chief Executive Officer

INPIXON

By:	/s/ Nadir Ali
Name: Nadir Ali
Title: Chief Executive Officer

JIBESTREAM INC.

By:	/s/ Chris Wiegand
Name: Chris Wiegand
Title: Chief Executive Officer

Chris Wiegand, in his capacity as
VENDORS’ REPRESENTATIVE

/s/ Chris Wiegand
Chris Wiegand

APPENDIX I

AMENDMENTS TO PURCHASE AGREEMENT

SECTION 1.1

…

“Excess Shares” means the number of Parent Shares issuable pursuant to Section 2.2 in excess of the Nasdaq Cap and which shall be allocated first from the Pro Rata Portion of Parent Shares issuable to Chris Wiegand and second from the Pro Portion of Parent Shares issuable to the other Vendors.

…

“Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published by the Royal Bank of Canada on the relevant date of calculation.

…

“Final Release Date” has the meaning set forth in Section 2.6(~~a~~c).

…

“Financing” means an offering by Parent of ~~Parent Common Stock~~debt or ~~other~~ equity or equity ~~-~~linked securities ~~of Parent~~ in which ~~the Parent realizes aggregate gross proceeds not less than US$15,000,000, or such lesser amount agreed in writing between the Corporation and~~it receives net proceeds sufficient to satisfy the Estimated Cash Closing Amount when aggregated with other immediately available funds of Parent.

…

“Holdback Balance” has the meaning set forth in Section 2.6(~~b~~a).

…

“Holdback Legend” has the meaning set forth in Section 2.6(f).

…

“Indebtedness” of any Person means ~~all~~only those obligations of such Person for borrowed money or which have been incurred in connection with the Business as set out in Section 3.38 of the Corporation Disclosure Schedules, which, for greater certainty, shall exclude all amounts owing by the Corporation to Parent pursuant to the Parent Note.

…

“Nasdaq Cap” the aggregate number of Parent Shares which Parent may issue without breaching Parent’s obligations, if any, under Nasdaq rules or regulations (including rules related to aggregation under Nasdaq Listing Rules 5635(a) or 5635(d), as applicable).

…

“Parent Note” means the promissory note or notes issued by Parent to the Corporation in an aggregate principal amount of up to $250,000 in the form of Exhibit E.

…

“Parent Share Price” means the ~~lesser of (a) the~~ price per share in U.S. Dollars at which shares of Parent Common Stock are issued in the Financing~~, and (b) the average closing price of the Parent Common Stock as reported or quoted by the Nasdaq Stock Market for the five trading days immediately preceding the Closing Date~~.

…

“Pending Claim” has the meaning set forth in Section 2.6(~~b~~a).

…

“Pro Rata Portion” means with respect to each Vendor, that certain ~~ownership~~ percentage set forth opposite such Vendor’s name on the Allocation Schedule

.…

“Release Date” has the meaning set forth in Section 2.6(~~b~~a).

SECTION 2.2

2.2 Aggregate Consideration. The aggregate consideration ~~for~~payable to the ~~Shares~~Vendors in accordance with the Allocation Schedule shall be an amount equal to (i) CAD $5,000,000 (“Cash Consideration”), plus an amount equal to the Cash at Closing, minus the absolute value of the Estimated Working Capital Adjustment (if a negative number), minus any amounts loaned by ~~the~~ Purchaser to the Corporation to settle any Indebtedness or other fees, minus the Option Payout, and minus the deferred revenue costs of $150,000 ~~and minus any fees set out in the engagement letters by and between the Corporation and MNP LLP dated June 10, 2019~~ (collectively, the “Estimated Cash Closing Amount”); plus (ii) the Parent Shares calculated by, rounding down to the nearest whole Parent Share, CAD $3,000,000 after application of the Exchange Rate as of the Closing Date divided by the Parent Share Price. To the extent that the Estimated Cash Closing Amount, subject to the Exchange Rate, is a negative number, the number of Parent Shares shall be reduced by the Estimated Cash Closing Amount, subject to the Exchange Rate, divided by the Parent Share Price. Collectively, the Parent Shares and the Cash Consideration represent the “Purchase Price”.

(a) ~~Subject to the Capital Contribution in Section 2.2(b) and the Holdback Amount set out in Section 2.2(c),~~ Parent shall issue the Parent Shares, excluding the Excess Shares, if any, to Vendors according to each Vendor’s Pro Rata Portion, no later than (i) three (3) Business Days after the Closing, ~~or if receipt of Parent Stockholder Approval is required by applicable Nasdaq listing rules, not greater~~and (ii) with respect to the Excess Shares, if any, no later than three (3) Business Days following the receipt of Parent Stockholder Approval~~, and~~. Parent shall use commercially reasonable efforts to obtain such approval as soon as practicable. If the Parent Stockholder Approval is so required and not obtained on or prior to ~~August 30~~December 31, 2019, ~~the~~ Purchaser shall pay the Vendors in cash, in accordance to each Vendor’s Pro Rata Portion, the portion of the Purchase Price ~~representing the Parent~~that would otherwise be comprised of Excess Shares ~~in cash~~, ~~and the~~as determined by multiplying the aggregate number of Excess Shares by the Parent Share Price, and (i) any obligation of Parent or Purchaser to deliver the Excess Shares shall be terminated and (ii) to the extent applicable, any references to the Holdback Amount set forth herein shall refer solely to the corresponding cash amount ~~paid pursuant to~~associated with the ~~foregoing~~Excess Shares.

~~(b)~~ (b) Purchaser and Parent agree that Parent will make a capital contribution to Purchaser in an amount equal to the Purchaser Loan, the Estimated Cash Closing Amount, and the fair market value of the Parent Shares immediately prior to Closing (the “Capital Contribution”). Purchaser will add an amount equal to the Capital Contribution to its capital in respect of the common shares in the authorized share structure of Purchaser, and Purchaser will direct Parent to issue the Parent Shares, in accordance with Section 2.2(a), directly to the applicable Vendors according to the Allocation Schedule.

~~(c)~~ (c) In conjunction with the timing set out in Section 2.4(b), ~~the~~ Purchaser and/or Parent shall retain Parent Shares representing fifteen percent (15%) of the value of the Purchase Price, provided that the value associated with the Parent Shares in determining the Purchase Price is the Parent Share Price multiplied by the number of Parent Shares issued to the Vendors, (the “Holdback Amount”, and such Parent Shares comprising the Holdback Amount, if any, the “Holdback Shares”) to secure the indemnification and other obligations of the Vendors in favor of ~~the~~ Purchaser arising out of or pursuant to Article VIII and, at the option of ~~the~~ Purchaser, to secure the obligation of the Vendors’ to pay any adjustment to the Purchase Price pursuant to Section 2.5. The Holdback Amount ~~is~~and the Holdback Shares are to be governed by the terms and conditions set out in Section 2.6, and is to be paid to the Vendors in whole or in part or retained by ~~the~~ Purchaser in whole or in part, subject to the terms and conditions set out in Section 2.6.

(d) On the Closing Date, ~~the~~ Purchaser shall loan an amount equal to (i) the ~~fair market value of the~~ Indebtedness to the Corporation, and the Corporation shall use such amounts and the amount of the Restricted Cash to settle any outstanding Indebtedness; and (ii) the Option Payout~~; and (iii) any fees set out in the engagement letters by and between the Corporation and MNP LLP dated June 10, 2019~~ (collectively, the “Purchaser Loan”).

(e) The Purchase Price payable to each of the Vendors shall be reduced by the amount of the third party expenses incurred by the Corporation and the Vendors in connection with the completion of the transactions contemplated by this Agreement, in accordance with Section 10.1 of this Agreement and all of which shall be set forth in the Allocation Schedule. For the avoidance of doubt, and notwithstanding any other provision of the this Agreement, no amount in respect of the fees payable to MNP LLP relating to the audit expenses set out in the engagement letters by and between the Corporation and MNP LLP dated June 10, 2019 relating to the audit of the Corporation’s financial statements contemplated by Section 6.18 of this Agreement (all of which are for the sole and complete account of ~~the~~ Parent and/or Purchaser) or the amounts advanced to the Corporation under any Parent Note: (i) shall be deducted from the proceeds payable to the Vendors pursuant to this Section 2.2(e), (ii) shall be required to be included as a current liability for purposes of the calculation of the Working Capital Adjustment, or (iii) otherwise reduce the Purchase Price in any way whatsoever.

SECTION 2.4

2.4 Transactions to be Effected at the Closing. At the Closing, the following shall occur:

….

(b) Parent shall issue the Parent Shares to Vendors ~~according to each Vendor’s entitlement to the Parent Shares as set forth in the Allocation Schedule~~in accordance with Section 2.2(a).

SECTION 2.6

2.6 Release of the Holdback Amount.

~~(a) If~~ a Purchaser Indemnitee provides notice in accordance with Section 8.5 to an Indemnifying Party of a Claim for indemnification pursuant to ~~Article VIII prior~~ to the date that is eighteen months from the Closing Date (~~the “Final Release Date”),~~ the validity and amount of Losses of which ~~is either~~ agreed to by the Indemnifying Party and the Indemnified Party, or ~~is~~ finally determined by a court of competent jurisdiction ~~in accordance with Section 10.11, the Purchaser will retain a portion of the Holdback Amount owing to such Purchaser Indemnitee, and the Parent Shares representing such portion of the Holdback Amount shall be cancelled without consideration, equal to the agreed to or~~ finally determined amount of Losses of ~~such Claim against such Purchaser Indemnitee (with the value of such Parent~~ Shares to be cancelled to be based on the Deemed Value)~~.~~

(a) ~~(b)~~ Within five (5) Business Days following the date that is twelve (12) months from the Closing Date (the “Release Date”), if the balance of the Holdback Amount (the “Holdback Balance”) equals or exceeds ten percent (10%) of the value of the Purchase Price (provided that the value associated with the Parent Shares in determining the Purchase Price is the Deemed Value) after deducting from the Holdback Amount: (i) all amounts ~~as~~ that have been or are, as of the Release Date, to be retained and paid to a Purchaser Indemnitee claimant pursuant to Section 2.6(~~a~~b) ~~above,~~  below; and (ii) the ~~amounts~~amount of ~~the~~ Losses that are the subject of ~~a~~ pending indemnification ~~Claim~~Claims pursuant to Article VIII for which notice has been delivered in accordance with Section 8.5 to the Indemnifying Party (each claim referred to in this clause (ii), a “Pending Claim”) ~~prior to the Release Date~~, the balance of Parent shall cause the Holdback Amount (the “Holdback Balance”) equals or exceedsLegend (as defined below) to be removed from Holdback Shares in an amount equal to ten percent (10%) of the value of the Purchase Price~~,~~ (provided that the value associated with the Parent Shares in determining the Purchase Price is the Deemed Value~~, in the form of Parent Shares, the Purchaser shall pay~~ ) and for such Holdback Shares to be released to the applicable Vendors in accordance with their respective entitlements under the Allocation Schedule ten percent (10%) of the value of the Purchase Price~~, in the form of Parent Shares~~. If, as of the Release Date, the Holdback Balance is less than ten percent (10%) of the value of the Purchase Price (provided that the value associated with the Parent Shares in determining the Purchase Price is the Deemed Value), no portion of the Holdback Amount will be ~~payable~~released to the applicable Vendors~~,~~ and the Holdback ~~Amount~~Balance will be released, as applicable, on the Final Release Date in accordance with Section 2.6(d) or Section 2.6(e) below.

(b) ~~(c)~~ Upon resolution of each Pending Claim outstanding as of the Release Date, ~~the Purchaser~~Parent shall be entitled to retain the portion of the Holdback Amount, if any, to which the Indemnified Party is entitled ~~in accordance with the~~to as either agreed upon or as finally determined ~~amount~~by a court of ~~such Pending Claim, if any~~competent jurisdiction, and ~~if~~ in the event that (i) no amount was ~~paid~~released to the Vendors pursuant to Section 2.6(~~b~~a) above and (ii) upon final resolution of each Pending Claim, the Holdback Balance equals or exceeds ten percent (10%) of the value of the Purchase Price, ~~the Purchaser~~Parent shall, within five (5) Business Days following the final resolution of ~~each~~ such Pending Claim, ~~pay~~release to the applicable Vendors ten percent (10%) of the value of the Purchase Price in the form of Holdback Shares in accordance with their respective entitlements under the Allocation Schedule ~~ten percent (10%) of the value of the Purchase Price, in the form of Parent Shares~~.

(c) Prior to the date that is eighteen months from the Closing Date (such date, the “Final Release Date”), if a Purchaser Indemnitee provides notice of a Claim for indemnification pursuant to Article VIII to an Indemnifying Party in accordance with Section 8.5, the validity and amount of Losses of which shall either be agreed to by the Indemnifying Party and the Indemnified Party, or finally determined by a court of competent jurisdiction , te Parent shall retain a portion of the remaining balance of the Holdback Amount, if any, equal to each such Pending Claim and Holdback Shares, if any, equal to the agreed upon or the finally determined amount of Losses of each such Claim shall be cancelled automatically without consideration (with the value of such Holdback Shares to be cancelled to be based on the Deemed Value).

(d) Within five (5) Business Days following the Final Release Date, if after deducting from the Holdback Balance ~~(i)~~, without duplication~~,~~: (i) all amounts as have been or are, as of the Final Release Date, to be retained and paid to a Purchaser Indemnitee claimant pursuant to Section 2.6(~~a~~e) ~~above,~~  below; and (ii) the amounts of the Losses that are the subject of a Pending Claim for which notice has been delivered in accordance with Section 8.5 to the Indemnifying Party prior to the Final Release Date, ~~the Purchaser~~Parent shall ~~pay~~release the Holdback Balance, if any, to the applicable Vendors in accordance with their respective entitlements under the Allocation Schedule.

(e) ~~(a)~~ Upon resolution of each Pending Claim outstanding as of the Final Release Date, ~~the Purchaser~~Parent shall be entitled to retain the portion of the Holdback Amount, if any, to which the Indemnified Party is entitled in accordance with the agreed upon or finally determined amount of such Pending Claim, if any, and upon final resolution of ~~each~~such Pending Claim, ~~the Purchaser~~Parent shall, within five (5) Business Days following the final resolution of each Pending Claim, ~~pay~~release the remaining balance to the applicable Vendors in accordance with their respective entitlements under the Allocation Schedule.

(f)   Parent will cause to be placed on the stock transfer agent’s books the following legend with respect to the Holdback Shares (the “Holdback Legend”):

“THE SECURITIES REFERENCED HEREIN MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH SECTION 2.6 OF THAT CERTAIN SHARE PURCHASE AGREEMENT DATED JULY 9, 2019, BETWEEN THE COMPANY AND THE STOCKHOLDER (AS MAY BE AMENDED FROM TIME TO TIME), A COPY OF WHICH IS ON FILE WITH AND MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY AT NO CHARGE.”

In connection with the satisfaction of the Purchase Price, Parent shall deliver within five (5) Business Days separate account statements to the applicable Vendors representing the Holdback Shares held by each of them at the Closing.

(g) Subject to the carve-outs and procedures laid out in this Section 2.6, Parent shall take any and all steps as may be required (including, without limitation, providing such legal opinions for the benefit of its stock transfer agent as may be required) in order to direct its stock transfer agent to remove the Holdback Legends effective as of 5:00 pm (Toronto time) on the last Business Day of the Final Release Date, after which the Holdback Shares shall (subject to applicable securities laws) be tradeable without restriction under the Purchase Agreement.

(h) If the Holdback Shares are subject to any split, combination, recapitalization or other similar event, the resulting securities shall also be subject to the transfer restrictions, vesting terms and set-off rights set forth in this Agreement on the same terms and conditions as the Holdback Shares. Prior to the removal of the Holdback Legend, Parent and its transfer agent shall not be required (i) to transfer on its books any shares of Holdback Shares that shall have been sold or transferred in violation of any of the provisions set forth in this Agreement or (ii) to treat as owner of such Holdback Shares or to accord the right to vote or to pay dividends to any transferee to whom such Holdback Shares were transferred in violation of this Agreement.

SECTION 6.15

6.15 Proxy Statement. If required by Nasdaq Listing Rules for the issuance of the Parent Shares, including, but not limited to Listing Rule 5635, as promptly as practicable after the date hereof, and in consultation with Vendors’ Representative, Parent shall prepare and file with the SEC a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) calling a special meeting of Parent’s stockholders (the “Stockholder Meeting”) in accordance with its ~~certificate~~articles of incorporation and by-laws seeking the approval of the ~~Parent’s~~ stockholders of Parent for the transactions contemplated by this Agreement and the other Transaction Documents, and the Corporation and the Vendors’ Representation shall use their commercially reasonable efforts to obtain and furnish to Parent any financial and other information about the Corporation required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder to be included in the Proxy Statement all in accordance with and as required by Parent’s ~~certificate~~articles of incorporation and by-laws, applicable Law and any applicable rules and regulations of the SEC and Nasdaq. In connection with the Proxy Statement, Parent will also file with the SEC all financial and other information about Parent, the Corporation and the transactions contemplated by this Agreement and the other Transaction Documents in accordance with applicable proxy solicitation rules set forth in Parent’s ~~certificate~~articles of incorporation and by-laws, applicable ~~law~~Law and any applicable rules and regulations of the SEC and Nasdaq (such Proxy Statement, together with any additional soliciting materials, supplements, amendments and/or exhibits thereto, the “Proxy Documents”). Except with respect to the financial and other information provided by or on behalf of the Corporation for inclusion in the Proxy Documents, Parent shall ensure that, when filed, the Proxy Statement and other Proxy Documents will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Parent shall cause the Proxy Documents to be disseminated as promptly as practicable after receiving clearance from the SEC to Parent’s equity holders as and to the extent such dissemination is required by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”). Subject to any information provided for inclusion therein by the Corporation, Parent shall cause the Proxy Documents to comply in all material respects with the Federal Securities Laws. Parent shall provide copies of the proposed forms of the Proxy Documents (including, in each case, any amendments or supplements thereto) to the Corporation such that the Corporation and its Representatives are afforded a reasonable amount of time prior to the dissemination or filing thereof to review such material and comment thereon prior to such dissemination or filing, and Parent shall reasonably consider in good faith any comments of the Corporation and its Representatives. Parent shall respond promptly to any comments of the SEC or its staff with respect to the Proxy Documents and promptly correct any information provided by it for use in the Proxy Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by the Federal Securities Laws. Parent shall amend or supplement the Proxy Documents and cause the Proxy Documents, as so amended or supplemented, to be filed with the SEC and to be disseminated to the ~~Parent~~ stockholders of Parent, in each case as and to the extent required by the Federal Securities Laws and subject to the terms and conditions of this Agreement and Parent’s ~~certificate~~articles of incorporation and by-laws. Parent shall provide the Corporation and its Representatives with copies of any written comments, and shall inform them of any material oral comments, that Parent or any of its Representatives receive from the SEC or its staff with respect to the Proxy Documents promptly after the receipt of such comments and shall give the Corporation a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments. As promptly as reasonably practicable after the Proxy Statement has “cleared” comments from the SEC, Parent shall cause the definitive Proxy Statement to be filed with the SEC and disseminated to Parent stockholders, and shall duly call, give notice of, convene and hold the Stockholder Meeting. ~~On or before July 15, 2019, Parent shall advise the Corporation in writing if Parent Stockholder Approval and/or a Stockholder Meeting is required pursuant to this Agreement.~~

SECTION 7.1

(d)	[Intentionally omitted for the purposes of the Amendment.]

(e) The Parent Shares (excluding the Excess Shares, if any,) shall have been approved for listing on Nasdaq, subject only to official notice of issuance~~, and if required by applicable Nasdaq listing rules, the Parent Stockholder Approval shall have been received~~.

EXHIBIT A

VENDORS AND PURCHASE PRICE ALLOCATION

(omitted)

APPENDIX II

AMENDMENTS TO CORPORATION DISCLOSURE SCHEDULE

(omitted)

APPENDIX III

VENDOR DISCLOSURE SCHEDULES

(omitted)